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03002486

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NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 6 2003
WASH. D.C.
155

SEC FILE NUMBER
8-31951
8- 45583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/02 _____ AND ENDING _____ 12/31/02 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Western American Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 N. Central Expwy., Suite 300
(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Paul Mauceli__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Western American Securities Corporation__ , as of __December 31__ , 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

_____
Title

Elaine Palmer
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTERN AMERICAN SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

WESTERN AMERICAN SECURITIES CORPORATION

CONTENTS



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Western American Securities Corporation

We have audited the accompanying statement of financial condition of Western American Securities Corporation as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western American Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 17, 2003

WESTERN AMERICAN SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$	38,446
Commissions receivable		20,813
Prepaid commissions		45,508
	$	104,767

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	14,999
Commissions payable		16,603
Accrued payroll payable		5,984
		37,586

Stockholders' equity

Common stock, 500,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	107,027
Retained earnings (deficit)	(40,846)
Total stockholders' equity	67,181
	$ 104,767

The accompanying notes are an integral part of these financial statements.

WESTERN AMERICAN SECURITIES CORPORATION
Statement of Income
For the Year Ended December 31, 2002

Revenues		
Commissions	$	890,548
Consulting fees		118,346
Overhead reimbursement		393,964
Total revenue		1,402,858
Expenses		
Registration fees		58,621
Salaries		499,301
Professional fees		20,860
Commission expense		712,739
Payroll taxes		81,078
Other expenses		49,447
Total expenses		1,422,046
Loss before income taxes		(19,188)
Provision (benefit) for income taxes		(4,040)
Net loss	$	(15,148)

The accompanying notes are an integral part of these financial statements.

WESTERN AMERICAN SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2001	$ 1,000	$ 107,027	$ (25,698)	$ 82,329
Net loss	--	--	(15,148)	(15,148)
Balances at December 31, 2002	$ 1,000	$ 107,027	$ (40,846)	$ 67,181

The accompanying notes are an integral part of these financial statements.

WESTERN AMERICAN SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Balance at December 31, 2001	$	--
Increases		--
Decreases		--
Balance at December 31, 2002	$	--

The accompanying notes are an integral part of these financial statements.

WESTERN AMERICAN SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities

Net loss	$ (15,148)
Adjustments to reconcile net loss to net cash provided (used) by operating activities	
(Increase) decrease in commission receivable	35,908
(Increase) decrease in prepaid commissions	27,232
Increase (decrease) in accounts payable and accrued expenses	15,223
Increase (decrease) in commissions payable	(36,183)
Net cash provided (used) by operating activities	27,032

Cash flows from investing activities

Net cash provided (used) by investing activities	--

Cash flows from financing activities

Net cash provided (used) by financing activities	--
Net increase (decrease) in cash	27,032
Cash at beginning of year	11,414
Cash at end of year	$ 38,446

Supplemental Disclosures
  Noncash investing and financing activities
    Cash paid during the year for:

Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 -   Organization and Significant Accounting Policies

Western American Securities Corporation, (the Company), was incorporated on February 18, 1993 in the State of Texas as a direct participation broker-dealer in securities. The Company is registered with the Securities and Exchange Commission under S.E.C. Rule 15c3-3(k)(2)(i).

The Company acts as a selling agent for a related company, Reef Exploration, Inc. (Reef) in the offering and selling of interests in oil and gas joint ventures and/or oil and gas properties. All of the Company's revenue is derived from this single activity of which $20,813 was outstanding as of December 31, 2002.

Under a sales agreement, Reef agreed to provide the Company with office space, office furniture and computers, as well as secretarial help. In addition, Reef agreed to pay all telephone bills incurred by the Company in conjunction with its performance of services as selling agent for Reef. Reef also agreed to provide the Company all offering materials to be used in conjunction with the offer and sale of interest in Reef ventures.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of approximately $17,463 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.15 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

WESTERN AMERICAN SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2002

Note 4 -   Income Taxes

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for 2002 is as follows:

Income tax (benefit) computed at statutory tax rate	$ (2,878)
Increase in valuation allowance of income tax (benefit)	2,878
Change in management estimate	(4,040)
Provision for income tax (benefit)	$ (4,040)

As of December 31, 2002, the Company had a net operating loss carryforward of approximately $35,723 that expires in 2021 and 2022. Any future benefit associated with that loss carryforward has been fully reserved.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2002

Schedule I

WESTERN AMERICAN SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 67,181
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	67,181
Deductions and/or charges	
Non-allowable assets:	
Prepaid commissions	(45,508)
Commissions receivable	(4,210)
Net capital before haircuts on securities positions	17,463
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 17,463

AGGREGATE INDEBTEDNESS

Accounts payable	$ 14,999
Commissions payable	16,603
Accrued payroll payable	5,984
Total aggregate indebtedness	$ 37,586

WESTERN AMERICAN SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,506
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 12,463
Excess net capital at 1000%	$ 13,704
Ratio: Aggregate indebtedness to net capital	2.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

<u>WESTERN AMERICAN SECURITIES CORPORATION</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2002</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2002



MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Western American Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Western American Securities Corporation (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Page 14

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 17, 2003